

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2012

Via E-mail
David C. Benoit
Vice President - Finance and Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413

> **Re: Connecticut Water Service, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 4, 2012**
> **File No. 333-183708**

Dear Mr. Benoit:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the legal and tax opinions as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

Cover Page of the Registration Statement

2. We note that the proposed maximum aggregate offering price in the fee table is listed as $10.9 million. However, we note your disclosure on the cover page of the joint prospectus and proxy statement that the aggregate dollar value of the CWS common stock issued in the Merger will be between $10.6 million and $11.4 million. Please refer to Securities Act Forms Question 125.04 and advise us as to why you believe that the proposed maximum aggregate offering price reflected in the registration fee table is appropriate, or revise.

Approval of the Merger, page 21

3. We note the section entitled "Background to the Merger – Connecticut Water." We also note that there does not appear to be a similar section containing disclosure regarding the background of the merger from BSWC's perspective. Please advise or revise.

Background to the Merger – Merger Negotiation, page 21

4. We note several instances in this section in which you have disclosed meetings at which members of CWC's management discussed the potential merger. Please provide similar disclosure with respect to BSWC. For example, please disclose whether and when BSWC's board of directors met following the meeting between Mr. Thornburg and Mr. Mansfield on March 16, 2012.

5. Please disclose the exchange ratio that was proposed in the non-binding term sheet delivered to BSWC in late April. Please also disclose whether the terms initially proposed differed materially from the non-binding term sheet entered into between the parties on May 1, 2012. Further, please disclose whether the terms in the proposed merger agreement differed materially from those in the non-binding term sheet.

6. Please clarify how the parties determined the exchange ratio that is set forth in the Merger Agreement.

BSWC's Reasons for the Transaction, page 23

7. We note your statement on page 25 that "BSWC management and directors concluded that it was unlikely that any other acquirer would be willing to offer superior terms." Please provide additional disclosure regarding the basis for BSWC's management's conclusion in this regard.

Interests of Certain Persons in the Merger, page 40

8. Please elaborate upon the interests of the directors and officers of BSWC that are different from, and in addition to, the interests of BSWC shareholders.

Where You Can Find More Information, page 60

9. Please include the Form 8-Ks filed on September 10, 2012 and September 20, 2012 in the list of documents incorporated into the registration statement by reference. Refer to Item 13(a)(2) of Form S-4. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the

        registration statement's effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

10. We note the last sentence of this section which states in part that, "[t]he information contained herein with respect to BSWC was provided by BSWC and has not been verified by Connecticut Water." Please remove this statement, as this language inappropriately suggests that you are not responsible for the information pertaining to BSWC that is contained in this Form S-4.

Part II – Information Not Required in Prospectus, page II-1

Item 22. Undertakings, page II-4

11. Please provide the undertakings set forth in Items 512(a)(5) and 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David C. Benoit
Connecticut Water Service, Inc.
September 26, 2012
Page 4

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Edward B. Whittemore